SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            ) (1)


                       HEALTH SYSTEMS DESIGN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    421964107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Helen R. Franco, Esq.
                             Edwards & Angell, LLP
                         250 Royal Palm Way, Suite 300
                              Palm Beach, FL 33480
                                 (561) 833-7700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 421964107                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     AristaData, Inc.   13-2912765
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                              8,500
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                        8,500
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     CERTAIN SHARES*                                                     [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.13%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

CUSIP No. 421964107                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     David R. Caplan
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                        2,900
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                              8,500
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                        2,900
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                        342,500
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     345,400
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.08%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

CUSIP No. 421964107                    13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Maria B. Caplan
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                        334,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                              0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                        334,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     334,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.95%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          The Reporting Persons are making this statement in reference to the Common Stock, $.001 par value (the "Common Stock"), of Health Systems Design Corporation, a Delaware corporation ("HSDC"). The address of the principal executive offices of HSDC is 1111 Broadway, Oakland, California, 94607.


Item 2.   Identity and Background.

          The Reporting Persons are making this statement pursuant to Rule 13d-1(a) promulgated under the Act.

          AristaData, Inc., a New York corporation ("AristaData"), is located at One Arista Terrace, Rhinebeck, New York, 12572, Telephone: (914) 266-8000. AristaData is engaged in financial consulting covering the computer software and services industry.

          The information set forth in the remainder of this Item 2 pertains to the remaining two Reporting Persons.

          (a)       Names: David R. Caplan and Maria B. Caplan.

          (b)       Residence or business address:

                    Mr. Caplan:       c/o AristaData, Inc.
                    ----------
                                      One Arista Terrace
                                      Rhineback, New York 12572

                    Ms. Caplan:       c/o AristaData, Inc.
                    ----------
                                      One Arista Terrace
                                      Rhineback, New York 12572

          (c) Mr. Caplan serves as President of AristaData and also as President of AristaQuest Corporation ("AristaQuest"), an affiliate of AristaData. Through his activities for AristaData and AristaQuest, Mr. Caplan is principally engaged in financial consulting covering the computer software and services industry.

                    Ms. Caplan is principally engaged in private investment and is also an employee of AristaQuest.

          (d) Neither Reporting Person has been convicted in a criminal proceeding in the last five years.

          (e) Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)       Mr.  Caplan and Ms.  Caplan are each a citizen of the United
                    States.


Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of Common Stock acquired by AristaData were purchased using corporate working capital. Mr. Caplan and Ms. Caplan each used personal funds to acquire their respective shares of Common Stock.


Item 4.  Purpose of Transaction.

          The Reporting Persons have acquired the Common Stock for investment purposes; accordingly, the Reporting Persons may determine to buy additional shares of Common Stock, or to sell any or all of their shares of Common Stock, at any time.

          The Reporting Persons believe that the public trading price of the Common Stock does not reflect either the intrinsic or strategic value of HSDC. The Reporting Persons have been major stockholders of HSDC for some period of time and have from time to time had discussions with senior HSDC officers regarding possible transactions which might enhance stockholder value. However, no such discussions have occurred for several months, and HSDC has informed Mr. Caplan (and has reported in its public filings) that HSDC has retained BankBoston Robertson Stephens & Co. to represent HSDC in connection with any potential transactions.

          While the Reporting Persons have to date been willing to wait for further announcements regarding the results of the engagement of Robertson Stephens, the Reporting Persons are considering, and may make, proposals to the Company with respect to extraordinary corporate transactions, including a merger, reorganization or sale of assets; changes in the Board of Directors, including the expansion of the Board and the addition of other independent directors with relevant industry or other experience; changes in senior executive management; and changes in HSDC's charter and/or bylaws to provide a greater role for stockholders who are not part of HSDC management. In addition, the Reporting Persons may consider and propose to HSDC that it undertake a transaction (such as a merger or other "going private" transaction) as a result of which HSDC might be de-listed from NASDAQ or become eligible for termination of registration pursuant to Section 12(g)(iv) of the Act.

          The Reporting Persons intend to consider their respective options in the near future and to take such action on these matters as they deem appropriate.


Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number and percentage of the Common Stock (based upon information set forth in HSDC's most recent Form 10-Q as to the number of outstanding shares of common stock at April 30, 2000) beneficially owned by each of the Reporting Persons is as follows:

                                No. of Shares     Percentage
                                -------------     ----------

          AristaData, Inc.           8,500             0.13%

          David R. Caplan          345,400*            5.08%*

          Maria B. Caplan          334,000             4.95%

*Includes 8,500 shares of Common Stock held by AristaData and 334,000 shares held by Ms. Caplan.

          The Reporting Persons hold as a group, within the meaning of Section 13(d)(3) of the Act, an aggregate of 345,400] shares of Common Stock, which represents 5.08% of the total shares of Common Stock of HSDC issued and outstanding as of April 30, 2000. None of the Reporting Persons has a present right to acquire any other shares of Common Stock.

          (b) AristaData has shared voting and dispositive power with Mr. Caplan, the controlling person of AristaData, with respect to [8,500] shares of Common Stock. Mr. Caplan has sole voting and dispositive power with respect to 2,900 shares of Common Stock. Ms. Caplan has sole voting power and shared dispositive power with Mr. Caplan with respect to 334,000 shares of Common Stock.

          (c) During the last sixty (60) days, the transactions involving the Common Stock effected by any Reporting Person were the purchase of (i) 28,700 shares of Common Stock by Ms. Caplan at an average price per share of $5.23 (ii) 200 shares of Common Stock by Mr. Caplan at $3.56 per share on June 22, 2000; and (iii) 8,500 shares of Common Stock by AristaData at a price of $4.06 per share on June 26, 2000, effected over NASDAQ.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Mr. Caplan and Ms. Caplan are husband and wife and generally act in concert with respect to their investments. AristaData is owned by Mr. Caplan, and he is presumed to control it.


Item 7.   Material to be Filed as Exhibits.

          Exhibit I Joint Filing Agreement dated as of June 27, 2000 among AristaData, Inc., David R. Caplan and Maria B. Caplan.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 2000                     ARISTADATA, INC.


                                     By: /s/ David R. Caplan
                                         ---------------------------------------
                                         David R. Caplan, President


                                         /s/ David R. Caplan
                                         ---------------------------------------
                                         David R. Caplan


                                         /s/ Maria B. Caplan
                                         ---------------------------------------
                                         Maria B. Caplan